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VIA EDGAR AND ELECTRONIC MAIL

September 22, 2011

Mr. Jeffrey Foor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Variable Separate Account ("Registrant")
         SunAmerica Annuity and Life Assurance Company ("Depositor") Initial Registration Statement on Form N-4
         File Nos. 333-174625 and 811-03859

         FS Variable Separate Account ("Registrant")
         First SunAmerica Life Insurance Company ("Depositor")
         Initial Registration Statement on Form N-4
         File Nos. 333-174626 and 811-08810

Dear Mr. Foor:

         Thank you for the additional comments provided on September 22, 2011. We have considered your comments and provided the following additional responses below:

     1.  Fee Table, page 6

              Comment -- Please re-format the presentation of the maximum separate account expenses.

              Response -- We have re-formatted the Separate Account Annual Expenses section of the Fee Table as follows:

                  SEPARATE ACCOUNT ANNUAL EXPENSES
                  (deducted from the average daily ending net asset value allocated to the Variable Portfolios)

                                                                      AFTER 9TH
                                                   CONTRACT           CONTRACT
                                                   YEARS 1-9         ANNIVERSARY
                                                   ---------         -----------
                  Separate Account Charge            1.90%              1.30%

                  Optional Maximum Anniversary
                  Value Death Benefit                0.25%              0.25%
                                                    -----              -----
                  MAXIMUM SEPARATE ACCOUNT
                  ANNUAL EXPENSES                    2.15%              1.55%

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     2.  Payment Enhancement, page 9

              a. Comment -- The staff questions the appropriateness of delivering a supplement with differing Payment Enhancement Levels as opposed to a separate prospectus in accordance with SEC guidance for offerings through different distribution channels. Please consider providing the differing Payment Enhancement Level table in another prospectus.

                  Response -- We will file two separate and identical prospectuses but for the differing Payment Enhancement Levels in the Pre-Effective Amendments. However, we would appreciate continuing the discussion with the Staff as to the feasiliblity of filing and delivering a supplement some time after the pre-effective amendments have been filed.

         We will file all revisions and all relevant exhibits and financial statements in a pre-effective amendment to the registration statement on or about September 28, 2011, along with an acceleration request asking for effectiveness on September 30, 2011. As part of the acceleration request, we will also make the appropriate representations pursuant to the Staff's press release dated June 24, 2004. If you have any further questions, please contact me at 310-772-6545.


Very truly yours,

/s/ MANDA GHAFERI

Manda Ghaferi
Assistant General Counsel



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VIA EDGAR AND OVERNIGHT MAIL

September 19, 2011

Mr. Jeffrey Foor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Variable Separate Account ("Registrant")
         SunAmerica Annuity and Life Assurance Company ("Depositor") Initial Registration Statement on Form N-4
         File Nos. 333-174625 and 811-03859

         FS Variable Separate Account ("Registrant")
         First SunAmerica Life Insurance Company ("Depositor")
         Initial Registration Statement on Form N-4
         File Nos. 333-174626 and 811-08810

Dear Mr. Foor:

         Thank you for the additional comments provided to our August 19, 2011 response letter. We have considered your comments and provided the following additional responses below.


     1.  Highlights, page 4

              Comment -- Please revise the disclosure to reflect that the pending exemptive application is requesting the recapture of the Payment Enhancement, not the offering of the Payment Enhancement.

                  Response -- We have amended the disclosure that will be added to "Highlights" as well as "Free Look" as follows:

                  "We have filed a pending application requesting the required exemptive relief to permit the recapture of the Payment Enhancement under certain circumstances outlined below with the Securities and Exchange Commission ("SEC"). During the Free Look Period, we will only recapture the Payment Enhancement amount without adjustment up or down for investment performance. We will bear any loss on the value of the Payment Enhancement during the Free Look period until an exemptive order has been issued by the SEC approving the pending application."

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     2.  Payment Enhancement, pages 9 and 10

              a. Comment - Please clarify disclosure as to subsequent purchase payments and the applicable payment enhancement level.

                  Response -- We will add the following disclosure in italics to follow the disclosure currently in the prospectus:

                  "The Payment Enhancement Level for subsequent Purchase Payments is determined by adding the amount of subsequent Purchase Payment to the contract value on the day we receive the Purchase Payment. If a higher Payment Enhancement Level is achieved by the sum of the contract value and the subsequent Purchase Payment, the Payment Enhancement Rate for that higher level is applicable to the subsequent Purchase Payment. If the subsequent Purchase Payment is received during the first 90 days after your contract is issued, please see 90 Day Window below."


              b. Comment -- Please clarify whether Payment Enhancements may change or be eliminated at any time and if subsequent purchase payments made within the first two contract years may not receive the applicable payment enhancement, please disclose. In addition, please include disclosure addressing whether the Look Back adjustment might not be made in light of the company's first freedom to alter the Payment Enhancement system.

                  Response -- The Company will not eliminate Payment Enhancements from a contract in the first two years following the issue date. To address the Staff's comments, the disclosure on page 9 will be revised to the following:

                  "The Payment Enhancement Rate currently being offered may be increased or decreased by us at any time for prospectively issued contracts. In addition, the 90 Day Window adjustment, described below, may be eliminated by us at any time."

              c. Comment -- Please further explain how Payment Enhancement Levels and Rates may vary depending on the broker-dealer through which you purchase your contract. Please explain the basis for offering enhancements different from those described in the prospectus.

                  Response -- Currently, payment enhancement rates are the same across all broker-dealers and we will correct the disclosure to reflect this. However, depending on the broker-dealer, payment enhancement levels may differ. We offer differing payment enhancement levels due to the higher cost of offering our products through certain broker-dealers. Should payment enhancement levels differ by broker-dealer, we would disclose the more restrictive schedule in the body of the prospectus and the less restrictive schedule in a supplement to the prospectus that would be delivered at point of sale.



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

              d. Comment - Please revise the disclosure to the Payment Enhancement Recapture section, page 10, to reflect that the pending exemptive application is requesting the recapture of the Payment Enhancement, not the offering of the Payment Enhancement.

                  Response -- The following disclosure in "Payment Enhancement Recapture" has been amended as follows:

                  "We have filed a pending application requesting the required exemptive relief to permit the recapture of the Payment Enhancement under certain circumstances outlined below with the Securities and Exchange Commission ("SEC"). During the Free Look Period, we will only recapture the Payment Enhancement amount without adjustment up or down for investment performance. We will bear any loss on the value of the Payment Enhancement during the Free Look period until an exemptive order has been issued by the SEC approving the pending application."


         We will file all revisions and all relevant exhibits and financial statements in a pre-effective amendment to the registration statement on or about September 30, 2011, along with an acceleration request asking for effectiveness on October 3, 2011. As part of the acceleration request, we will also make the appropriate representations pursuant to the Staff's press release dated June 24, 2004. If you have any further questions, please contact me at 310-772-6259.


Very truly yours,

/s/ HELENA LEE

Helena Lee
Counsel



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

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VIA EDGAR AND ELECTRONIC MAIL

August 19, 2011

Mr. Jeffrey Foor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Variable Separate Account ("Registrant")
         SunAmerica Annuity and Life Assurance Company ("Depositor") Initial Registration Statement on Form N-4
         File Nos. 333-174625 and 811-03859

         FS Variable Separate Account ("Registrant")
         First SunAmerica Life Insurance Company ("Depositor")
         Initial Registration Statement on Form N-4
         File Nos. 333-174626 and 811-08810

Dear Mr. Foor:

         Thank you for your comments regarding the Initial Registration Statements on Form N-4 filed on May 31, 2011 as referenced above. We have considered your comments and provided our responses below.

     1.  Glossary, page 3

              Comment -- Please clarify the definition of the Fixed Account to explain that the fixed account is part of the general account of the insurance company.

                  Response -- The definition of "Fixed Account" in the glossary has been replaced with the following:

                  "FIXED ACCOUNT -- An account, if available, in which you may invest money and earn a fixed rate of return. Fixed Accounts are obligations of the General Account."


     2.  Highlights, page 4

              Comment -- In describing the Free Look period, please reflect that the recapture of any Payment Enhancement is subject to a pending exemptive application filed with the Commission July 1, 2011. Please add similar disclosure to Free Look on page 12.

                  Response -- The following sentence will be added to
                  Highlights:

                  "We have filed a pending application requesting the required exemptive relief to permit the offering of the Payment Enhancement and its recapture under certain circumstances outlined below with the Securities and Exchange Commission ("SEC"). We will not recapture any Payment Enhancement outside of the Free Look period until an exemptive order has been issued by the SEC approving the pending application."

     3.  Fee Tables, page 6

              a. Comment -- Please reflect in the table only the guaranteed maximum charge for the Separate Account Charge (1.90%). The Separate Account Charge after the 9th Contract Anniversary and the Maximum Separate Account Annual Expenses after the 9th Contract anniversary may be disclosed in a footnote to the table. See Instruction 5 to Item 2 of Form N-4.

                  Response -- We ask that the Staff reconsider this comment in light of other companies' current prospectus fee tables which disclose a range of fees or reduction of fees over time. We can provide the Staff with examples of such prospectuses in further discussing this comment.


     4.  Payment Enhancement, pages 9 and 10

              a. Comment - Please clarify disclosure as to subsequent purchase payments (e.g., explain if the higher enhancement rate applies only to the amount that exceeds the $250,000 Payment Enhancement Level).

                  Response -- We will add the following disclosure in italics to follow the disclosure currently in the prospectus:

                  "The Payment Enhancement Level for subsequent Purchase Payments is determined by adding the amount of subsequent Purchase Payment to the contract value on the day we receive the Purchase Payment. Any higher Payment Enhancement Rate is applicable to the subsequent Purchase Payment only unless the subsequent Purchase Payment is received during the first 90 days after your contract is issued. Please see 90 Day Window below."


              b. Comment - In light of page 9 language indicating that Payment Enhancements may change or be eliminated at any time, please disclose that subsequent purchase payments made within the first two contract years may not receive the applicable payment enhancement. In addition, please include disclosure addressing whether the Look Back Adjustment might not be made in light of the company's first freedom to alter the Payment Enhancement system.

                  Response -- The Company will not eliminate Payment Enhancements from a contract in the first two years following the issue date. To address the Staff's comments, the disclosure on page 9 will be revised to the following:



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

                  "The Payment Enhacement Rate currently being offered may be increased or decreased by us at any time. In addition, the 90 Day Window adjustment, described below, may be eliminated by us at any time."

              c. Comment - Disclosure, page 9, indicates that Payment Enhancement Levels and Rates may vary depending on the broker-dealer through which you purchase your contract. Please explain the basis for offering enhancements different from those described in the prospectus.

                  Response -- Currently, payment enhancement rates are the same across all broker-dealers and we will correct the disclosure to reflect this. However, depending on the broker-dealer, payment enhancement levels may have differing breakpoints. We offer differing enhancement levels due to the higher cost of offering our products through certain broker-dealers. Should payment enhancement levels differ by broker-dealer, we would disclose any difference in payment enhancement levels.

              d. Comment - Please add a statement to the Payment Enhancement Recapture section, page 10, that the Registrant has filed an application with the Commission requesting the required exemptive relief to permit the offering of the proposed credit enhancement and its recapture and that the Registrant will not effect any recapture unless and until the Commission has issued an order approving the pending bonus recapture application.

                  Response -- The following sentence will be added to the Payment Enhancement Recapture:

                  "We have filed a pending application requesting the required exemptive relief to permit the offering of the Payment Enhancement and its recapture under the circumstances outlined above with the Securities and Exchange Commission ("SEC"). We will not recapture any Payment Enhancement outside of the Free Look period until an exemptive order has been issued by the SEC approving the pending application."


     5.  Investment Requirements, page 28

              Comment - Please more prominently disclose that the investment restrictions associated with the riders may reduce the need to rely on the guarantees associated with the living benefit riders.

              Response -- We will move the paragraph describing that investment requirements may reduce the need to rely on the guarantees to earlier in the section, immediately following the investment requirements chart on page 29 from page 30.


     6.  The General Account, page 53

              Comment - Please revise the disclosure to specifically refer to the Secure Value Account as a general account obligation.



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

              Response -- We have revised the first sentence under the General Account header to the following:

              "Obligations that are paid of the Company's General Account include any amounts you have allocated to available Fixed Accounts and the Secure Value Account, including any interest credited thereon, and amounts owed under the contract for death and/or living benefits which are in excess of portions of contract value allocated to the Variable Portfolios."


         We will file all revisions and all relevant exhibits and financial statements in a pre-effective amendment to the registration statement on or about August 30, 2011, along with an acceleration request asking for effectiveness on October 3, 2011. As part of the acceleration request, we will also make the appropriate representations pursuant to the Staff's press release dated June 24, 2004. If you have any further questions, please contact me at 310-772-6545.


Very truly yours,

/s/ MANDA GHAFERI

Manda Ghaferi
Assistant General Counsel




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